February 28, 2025

Jing Tuang Kueh
Chief Executive Officer
GIBO Holdings Ltd.
Unit 2912, Metroplaza, Tower 2
223 Hing Fong Road, Kwai Chung, N.T.
Hong Kong

       Re: GIBO Holdings Ltd.
           Registration Statement on Form F-4
           Filed February 25, 2025
           File No. 333-285183
Dear Jing Tuang Kueh:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed February 25, 2025
Questions and Answers about the Proposal
What shall be the relative equity stakes of BUJA shareholders in PubCo upon completion of the Business Combination, page 10

1. We note your adjustment for the repayment of extension notes to Sponsor in your calculation of BUJA's as adjusted net tangible book value. However, it is unclear how the repayment of extension notes for cash, as reflected in your pro forma financial statements, will impact your net tangible book value calculations. Please explain or revise to remove this adjustment.
 February 28, 2025
Page 2
2. We note you removed the pro forma equity value from both tables on page 11 and 12.
       Our prior comment 3 addressed only the chart on page 12 as that table includes potential sources of dilution (e.g. warrants) that are not probable upon
       consummation of the Business Combination. Please revise table 11 to include the pro forma equity value information as previously disclosed. Refer to Item 1604(c)(1) of
       Regulation S-K and Section II.D.3.iv.f of SEC Release 33-11265.
Risks Related to GIBO's Business and Industry
Our key operating metrics and certain other operational data in this proxy statement/prospectus..., page 77

3. As previously requested in prior comment 1, please revise here to discuss the inclusion of dormant accounts in your total registered user metric. Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 171

4. You state on page 177 that you have not identified any sources of financing for the
       Transaction Financing or signed any non-redemption agreements. Please tell us, and revise to clarify, whether the company believes a Transaction Financing will be completed at or before consummation of the business combination. If not, disclose whether GIBO intends to waive the Available Cash Closing requirement.
       Also, describe here what will happen if either event does not occur and the impact that will have on your pro forma financial statements. In this regard, we note that you do not meet the Available Closing Cash requirement under the maximum redemption scenario.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 177

5. We note from the February 26, 2025 Form 8-K filed by BUJA, that on or about
       February 21, 2025, BUJA deposited $100,000 into the Trust Account to extend the time to complete a business combination to March 30, 2025. Please revise to reflect such payment in your pro forma financial statements. Similarly, revise your disclosures throughout where you state that you have until February 28, 2025 to complete the Business Combination.
Global IBO Group Limited Unaudited Condensed Financial Statements
Unaudited Condensed Consolidated Statements of Cash Flow, page F-70

6. We note the revisions to your statement of cash flows in response to prior comment 9.
       Please revise the supplemental information to clarify that non-cash transactions include the purchase of equipment and research and development services in exchange for $104.2 million in capital contributions as that is not clear from your disclosures as presented. Alternatively, you can include this information in a footnote to the financial statements.
 February 28, 2025
Page 3
Note 7. Shareholders' Equity, page F-80

7. We note your revised disclosures in response to prior comment 9. Please revise here to include a more comprehensive discussion of each of the shareholder agreements.
       Disclose the terms of the research and development service agreements, the total number of shares and per value per share for each agreement, the number of shares issued through June 30, 2024 for each agreement, and when each agreement will be completed.
General

8. The consent included in Exhibit 23.1 refers to a registration statement of Bukit Jalil
       Global Acquisition 1 Ltd. on Form F-4. Please have your independent registered accounting firm revise its consent to refer to the registration statement of GIBO
       Holdings Limited and their audit of Bukit Jalil Global Acquisition 1 Ltd.'s financial statements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Yang Ge